St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

St. Jude RESOURCES LTD.

www.stjudegold.com

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)

#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

[redacted]

04010718

04 MAR 22 AM 7:21

March 8, 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

To update the records of the above, enclosed please find a copy of our News Release #149 which was disseminated on today's date.

Should you have any questions or require anything further in this regard, please feel free to contact our office at any time.

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

/mjh
enclosures

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

dlw 3/22

St. Jude RESOURCES LTD.

NEWS RELEASE

St. Jude Discovers 47 km Gold Anomaly in Ghana

Vancouver, March 8, 2004 - St. Jude Resources Ltd. (SJD-TSX.V) is pleased to announce that a phase one geochemical survey at Shieni Hills has identified an extensive geochemical anomaly. This low grade gold anomaly, running approximately 47 km in a North-South direction, was identified by over 700 samples, which were taken across 13 East-West gridlines. (see attached map)

Shieni Hills is a 500 sq. km. Reconnaissance License that has a unique geological setting with the potential to host in situ hard rock gold. The host rock is late Proterozoic clastic sediments of the Buem Formation in the Voltaian basin which are iron enriched in a belt approximately 50 km. in length. The company is testing the theory that the iron is hosted in hydrothermal breccias. This source makes the Shieni Hills an IOCG candidate (iron ore, copper, gold), and the geological setting is similar to the Adelaide Basin/Olympic Dam IOCG deposit.

The extent of this geochemical anomaly is a very encouraging discovery and although much more surface exploration is required, **the company considers these results to be a strong indication that the Shieni Hills iron deposits may in fact be associated with gold deposition**. The company is in the process of outfitting a base camp at Zabzugu and commencing phase two of the exploration program. This intensive program will include geological mapping and more detailed geochemical surveys which will be correlated with the available geophysical data. Its expected that a significant trenching program will be carried out during this phase. This data will then be used to establish a series of drill targets along the trend.

The iron ores are very substantial in size (100's of millions of tonnes) but their relatively low grade makes them an unlikely economic iron deposit. The most likely accessory mineral is gold which may have originated in underlying Birimian basement which was later remobilized during a Late Proterozoic hydrothermal event associated with the Buem Formation volcanism. Shieni Hills appear to overlay the strike extension of the Ashanti gold belt.

St. Jude is a leading West African explorer focused on the discovery and development of gold deposits amenable to low cost mining. The company's projects in Ghana and Burkina Faso now cover over 1,071 sq. km. (264,000 acres) of one of the richest and most productive gold bearing regions in the world. With a well stocked treasury, expanding gold resources, new discoveries and several advanced exploration targets, St. Jude is well positioned to continue its strong growth.

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

For further information, please contact:

Todd McMurray
Vice President, Corporate Development
St. Jude Resources Ltd.
Suite #200, 5405 - 48th Avenue
Delta, British Columbia
Canada, V4K 1W6

Tel: +1 - 604 - 940 - 6565
Fax: +1 - 604 - 940 - 6566
www.stjudegold.com

2004-03-08/149

St.Jude
RESOURCES LTD.

SJD : TSX-V

Shieni Hills
GHANA


AFRICA
GHANA
Shieni Hills

Ashanti Gold Belt


LEGEND
gold producer
faults
geological boundaries
GHANA
TOGO
Tamale
SEE DETAILED MAP
Shieni Hills
Volta Basin Sediments overlying Birimian
Ashanti Belt Extension (overlain by Volta Basin sediments)
Kumasi
Ashanti
Birimian Basement
Accra
Cape Coast
Gulf of Guinea

Sheini Hills Area


GHANA
GOLD ANOMALY
Shieni
Yaoyli
Kubalem
Tughili
L1
L2
L3
L4
L5
L6
L11
L12
L13
L14
L15
L16
L17